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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                        SCHEDULE 13D (AMENDMENT NO. 12)
                   Under the Securities Exchange Act of 1934

                     Family Steak Houses of Florida, Inc.
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                     ------------------------------------
                        (Title of Class of Securities)

                              CUSIP Number:  307059105

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 21, 1999
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )


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                                 SCHEDULE 13D

CUSIP No. 307059105

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      22,494 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            454,829 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  22,494 shares of Common Stock

              10. Shared Dispositive Power

                  454,829 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    477,323 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    19.8%

14. Type of Reporting Person

    IN

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                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      350,031 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  350,031 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    350,031 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    14.5%

14. Type of Reporting Person
    CO

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                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       104,798 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   104,798 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    104,798 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    4.3%

14. Type of Reporting Person
    EP

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Item 1.  Security and Issuer
         -------------------

         This Amendment No. 12 to Schedule 13D constitutes an amendment to the
Schedule 13D filed with the Securities and Exchange Commission on December 26, 1996 by Glen F. Ceiley ("Mr.Ceiley"), Bisco Industries, Inc. ("Bisco") and the Bisco Industries, Inc. Profit Sharing Plan (the "Plan") (collectively, the "Reporting Persons"), with respect to shares of common stock, $.01 par value per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Issuer") (the Schedule 13D, as previously amended, is referred to herein as the "Schedule"). Except as set forth herein, there has been no material change in the information set forth in the Schedule.

Item 4.  Purpose of Transaction
         ----------------------

Item 4 of this Schedule is amended to add the following:

         On July 21, 1999, at the Issuer's Annual Meeting of Shareholders, Glen
F. Ceiley, Jay Conzen, Stephen Catanzaro, and William L. Means were elected (collectively referred to as "the Bisco directors") to the Issuer's Board of Directors. The other directors resigned effective upon the election of the Bisco directors. Therefore, the Bisco directors constitute the Issuer's entire Board of Directors, and there are currently three vacancies on the Issuer's Board.

         At a meeting of the Board of Directors following the annual meeting, the Board approved the redemption by the Issuer of its outstanding "poison pill." The record date for the redemption of the rights is August 16, 1999. The Board also approved a resolution providing that Florida's Control Share statue will not apply to further acquisitions of shares of the Issuer's common stock by Mr. Ceiley, Bisco Industries, Inc. or their affiliates. Mr. Ceiley had previously indicated to the Board that he was interested in acquiring an additional 10% interest in the company in open market transactions or privately negotiated purchases.

         The Reporting Persons presently consider the Shares an attractive investment and currently intend to hold the Shares they own and to acquire more Shares. However, the Reporting Persons will continue to review their investment in the Shares on an ongoing basis. Such continuing review may result in the Reporting Persons selling all or a portion of their holdings in the open market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the price levels of such Shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

         As stated in Bisco's definitive proxy statement filed with the Securities and Exchange Commission on June 8, 1999, the Reporting Persons intend to execute an acquisition/investment program in the electronic components and fastener distribution industries and to effect this strategy using the Issuer's cash resources that would be available after the sale of the Issuer's restaurant operations. Acquisitions or investment opportunities outside the distribution industry will be considered if they offer substantial financial rewards at acceptable risk levels. While Bisco and the Reporting Persons believe such an acquisition program will be very beneficial to the Issuer and shareholder value, there can be no assurance that the Issuer will be able to successfully implement its strategy or that it will result in an increase in shareholder value.

         Although the Reporting Persons' strategies involve the sale of the restaurant operations of the Issuer and the acquisition of companies in the electronic components and fastener distribution industries, the Reporting Persons presently have no agreements, arrangements or understanding with any third party with respect to the sale of the Issuer's restaurant operations or any other business combination involving the Issuer, nor have the Reporting Persons identified any specific company in which the Issuer could invest the proceeds after a sale of the restaurant operations.

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         The Reporting Persons have no present intention to seek to acquire the entire equity interest in the Issuer or to consummate a merger or other business combination transaction between the Issuer and the Reporting Persons or any of their affiliates. However, depending upon their continuing assessment of the factors enumerated above, the Reporting Persons may seek to propose an acquisition of all or part of the Issuer or another extraordinary corporate transaction involving the Issuer or the sale of a material amount of assets of the Issuer. There can be no assurance that the Reporting Persons (or any of their affiliates) will take any of the actions described above with respect to the Shares or the Issuer. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

         Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 of the Schedule is amended as follows:

         (a) As of the close of business on July 29, 1999, the Reporting Persons owned in the aggregate, 477,323 Shares, which represent approximately 19.8% of the 2,409,029 Shares outstanding as of May 31, 1999 (as represented to the Reporting Persons by the Issuer in the Form 10Q dated May 31, 1999). In accordance with Rule 13d-5 (b) (1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Ceiley, individually and as Trustee of the Plan, the Plan and Bisco may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

         As of the close of business on July 29, 1999, Mr. Ceiley beneficially owned an aggregate of 477,323 Shares, of which 22,494 Shares were owned by Mr. Ceiley individually, 350,031 Shares were owned by Bisco, of which Mr. Ceiley is the sole stockholder and President, and 104,798 Shares were held by Mr. Ceiley as sole Trustee of the Plan.

         (b) Mr. Ceiley has the sole power to vote and dispose of the Shares which he owns individually and the power to vote and to dispose of the Shares owned by the Plan and Bisco.

         (c) Since February 26, 1998, the last day on which a transaction in the Shares by the Reporting Persons was reported on the Schedule 13D, the Reporting Persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

         (d) Not applicable

         (e) Not applicable

Item 6. Material to be Filed as Exhibits
        --------------------------------

                                                                     Page Number
                                                                     -----------
Exhibit 1. - Joint Filing Agreement dated as of
             January 21, 1997                                             11


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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 29, 1999



                       /s/ Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley

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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 29, 1999



                         Bisco Industries, Inc.


                            /s/ Glen F. Ceiley
                          ---------------------------------
                          Name: Glen F. Ceiley
                          Title: President

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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 29, 1999


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                       /s/ Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee


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